[CMFG Life Insurance Company Letterhead]

March 7, 2012

VIA EDGAR
---------

Michael Kosoff, Branch Chief
United States Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

         Re:    Request for Withdrawal of Application for an Order Pursuant to
                Section 26(c) of the Investment Company Act of 1940
                File No. 812-13972 (the "Application")
                --------------------------------------

Dear Mr. Kosoff:

      CMFG Life Insurance Company, reorganized from CUNA Mutual Insurance Society on January 31, 2012 (the "Company"), and CMFG Variable Annuity Account, formerly known as CUNA Mutual Variable Annuity Account (the "Account") (the Company, together with the Account, the "Applicants"), hereby request the withdrawal of the Application filed with the United States Securities and Exchange Commission on November 9, 2011. The Application requested an order to substitute certain shares of the Ultra Series Fund for shares of the Franklin Templeton Variable Insurance Products Trust that are held by the Account. The Account supports variable annuity contracts issued by the Company. Applicants have chosen not to seek this exemptive relief at this time.

      If you have any questions, please call me at (608) 231-7416 or Stephen Roth at (202) 383-0158. Thank you for your attention to this matter.

                                   Sincerely,

                                   /s/Ross D. Hansen

                                   Ross D. Hansen
                                   Associate General Counsel

cc:    Stephen E. Roth
       Pamela K. Ellis